[redacted]

09059305

OMMISSION
19

Securities and Exchange Commission
RECEIVED
MAR 02 2009
Office of Compliance Inspection and Examinations

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65857

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NORTHERN LIGHTS DISTRIBUTORS, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4005 South 148th STREET
(No. and Street)

OMAHA	NE	68137
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

DANIEL APPLEGARTH — 402-492-1731 x7043
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100	Omaha	NE	68102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AB
3/19

OATH OR AFFIRMATION

I, **DANIEL APPLEGARTH**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **NORTHERN LIGHTS DISTRIBUTORS, LLC** (the "Company"), for the years ended December 31, 2008 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: **NONE.**

M. Daniel Applegarth
Signature

FinOp/Controller
Title

Jan L. Meister
Notary Public

GENERAL NOTARY - State of Nebraska
JAN L. MEISTER
My Comm. Exp. Nov. 24, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Consolidated Statements of Financial Condition.
- [x] (c) Consolidated Statements of Operations.
- [x] (d) Consolidated Statements of Cash Flows.
- [x] (e) Consolidated Statements of Shareholder's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable).
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

Wells Fargo Center
1248 O Street, Ste. 716
Lincoln, NE 68508-1424
USA

Tel: +1 402 474 1776
Fax: +1 402 474 0365
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Members and Managers of
Northern Lights Distributors, LLC
Omaha, Nebraska

We have audited the accompanying statement of financial condition of Northern Lights Distributors, LLC (formerly known as Aquarius Fund Distributors, LLC) (the "Company"), a wholly-owned subsidiary of NorthStar Financial Services Group, LLC, as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Northern Lights Distributors, LLC at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2009

NORTHERN LIGHTS DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NorthStar Financial Services Group, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

CASH AND CASH EQUIVALENTS	$ 225,000
RECEIVABLES FROM NONCUSTOMERS	396,247
RECEIVABLE FROM AFFILIATES	126,312
PROPERTY AND EQUIPMENT AT COST — Net of accumulated depreciation of $7,647	2,415
OTHER ASSETS	10,875
TOTAL	$ 760,849

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 8,348
Commissions payable	544,969
Total liabilities	553,317
MEMBER'S EQUITY	207,532
TOTAL	$ 760,849

See notes to statement of financial condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Northern Lights Distributors, LLC (NLD or the "Company"), formerly known as Aquarius Fund Distributors, LLC, is a Nebraska limited liability company providing mutual fund distribution services to investment companies and mutual funds and annuity products to the general public. NLD's primary source of revenue is commission revenue on mutual funds and annuity contracts sold to individual investors. NLD is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is exempt (under paragraph (k)(2)(i)) from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Securities and Exchange Commission, as no such liabilities existed at December 31, 2008, or during the year then ended.

Basis of Accounting — NLD prepares its financial statements on the accrual basis using accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents — Cash consists of amounts due from banks.

Receivables From Noncustomers — The Company considers the receivables from noncustomers to be fully collectible and, accordingly, no allowance for doubtful accounts is required. If amounts become past due greater than 90 days, they are fully reserved as bad debt and charged to operations.

Depreciation — Depreciation is provided on a straight-line basis using estimated useful lives of three years for computer software, five years for computer equipment, and seven years for furniture and fixtures.

Income Taxes — The Company, as a wholly-owned subsidiary of NorthStar Financial Services Group, LLC ("NorthStar" or "Parent" or "Member"), is a disregarded entity for income tax purposes under the provisions of the Internal Revenue Code. Accordingly, no provision for federal income taxes is provided as it relates to the LLC taxable income.

Also, no provision has been made for any amounts which may be advanced or paid as draws to the members of the Parent to assist them in paying their income taxes on income of the Company.

2. NET CAPITAL REQUIREMENTS

NLD is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 in subsequent years. At December 31, 2008, the Company had net capital of $60,567, which was $35,567 in excess of its required net capital of $25,000. The Company's net capital to required net capital ratio was 2.42 to 1, and the Company's aggregate indebtedness to net capital was 9.14 to 1.

3. RELATED PARTIES

NorthStar provides management services for a number of subsidiaries. NorthStar allocates direct expenses to the subsidiaries and then based on a formal agreement allocates any remaining expenses to each subsidiary based primarily on the number of employees of each subsidiary.

In the ordinary course of business, NLD may advance funds for the payment of expenses or carry balances for services rendered to NorthStar and NorthStar's wholly-owned subsidiaries, CLS Investment Firm, LLC (CLS), Gemini Fund Services, LLC (GFS), and Orion Advisor Services, LLC (OAS). Additionally, excess cash balances above $225,000 are transferred to NorthStar on a regular basis. At December 31, 2008, the amount receivable from these affiliates and NorthStar was $126,312, which is included in the receivable from affiliates on the statement of financial condition.

During 2008, NLD paid commissions to a member of NorthStar. The total amount of commissions earned by this member during 2008 was $34,410, of which $25 was still owed at December 31, 2008, and is included in commissions payable on the statement of financial condition.

NLD charged NorthStar, CLS, GFS, and OAS for services such as advertising and fees during 2008.

Transactions with related parties are not necessarily indicative of amounts which would have occurred had the parties not been related.

4. RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109* (the "Interpretation"). The Interpretation establishes for all entities, including pass-through entities, a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. Management has not determined the impact this interpretation may have, if any, on the financial statements. On December 30, 2008, the FASB issued Staff Position (FSP) No. FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, which defers the effective date of the Interpretation for certain nonpublic enterprises to annual periods beginning after December 15, 2008. The Company has elected to adopt this FSP, and has deferred adoption of the Interpretation.

* * * * * *

February 25, 2009

To the Board of Members and Managers of
Northern Lights Distributors, LLC
Omaha, Nebraska

In planning and performing our audit of the financial statements of Northern Lights Distributors, LLC (the "Company"), formerly Aquarius Fund Distributors, LLC, a wholly-owned subsidiary of NorthStar Financial Services Group, LLC, as of and for the year ended December 31, 2008 (on which we issued our report dated February 25, 2009, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Members and Managers, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Omaha, Nebraska

Northern Lights Distributors, LLC

(A Wholly Owned Subsidiary of
NorthStar Financial Services Group, LLC)

(SEC I.D. No. 8-65857)

Statement of Financial Condition
as of December 31, 2008,
and Independent Auditors' Report and Supplemental
Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**